August 6, 2018

Stanley J. Sutula III
Chief Financial Officer
Pitney Bowes Inc.
3001 Summer Street
Stamford, CT 06926

       Re: Pitney Bowes Inc.
           Form 10-K for the fiscal year ended December 31, 2017
           Filed February 22, 2018
           Form 10-Q for the fiscal quarter ended March 31, 2018
           Filed May 4, 2018
           File No. 001-03579

Dear Mr. Sutula III:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2017

Notes to Consolidated Financial Statements
Note 13. Income Taxes, page 79

1. We note that the line item "other impact of foreign operations" in your effective tax rate reconciliation has grown significantly. To the extent any of the items in this amount exceed the 5% disclosure threshold in Rule 4-08(h)(2) of Regulation S-X, please revise to disclose these amounts separately.
 Stanley J. Sutula III
Pitney Bowes Inc.
August 6, 2018
Page 2
Form 10-Q for the fiscal quarter ended March 31, 2018

Notes to Condensed Consolidated Financial Statements
Note 2. Revenue from Contracts with Customers, page 8

2. You indicate that the selling price of your software licenses is highly variable and therefore you estimate the standalone selling price using the residual method. Please provide a comprehensive, quantitative discussion of such variability to support your conclusion.
3. Please describe for us the nature of the products and services bundled in your right to access license arrangements. Tell us why these licenses are a right to access and provide us with your analysis of the factors considered in determining that the software licenses, data licenses and data updates are highly interdependent and are therefore accounted for as a single performance obligation. Refer to 606-10-25-21(c).
4. Please tell us and revise to disclose the typical contract terms, or performance periods, for each of your material service revenue streams.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Brittany Ebbertt, Senior Staff Accountant, at 202-551-3572 or
Christine Dietz, Assistant Chief Accountant, at 202-551-3408 with any questions.



                                                                Sincerely,
FirstName LastNameStanley J. Sutula III
                                                                Division of
Corporation Finance
Comapany NamePitney Bowes Inc.
                                                                Office of
Information Technologies
August 6, 2018 Page 2                                           and Services
FirstName LastName